Exhibit 26

FOR IMMEDIATE RELEASE

Contacts:
Richard Skaare                         Dan Katcher / Judith Wilkinson
AMP Corporate Communication            Abernathy MacGregor Frank
717/592-2323                           212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965


                   AMP RESPONDS TO ALLIEDSIGNAL'S LITIGATION THREATS

HARRISBURG, PA, (August 24, 1998) -- AMP Incorporated (NYSE: AMP) today responded to AlliedSignal's announcement that it would request the court to reverse the amendments to AMP's shareholder rights plan.

Robert Ripp, chairman of the board and chief executive officer of AMP, said, "AlliedSignal's threatened claims are without merit and we will continue to vigorously defend ourselves against AlliedSignal's allegations. AMP's shareholder rights plan was amended by the Board to better protect the interests of AMP and our relevant constituencies, including our shareholders, in light of AlliedSignal's offer. The Board's actions were necessary and legally valid. We believe that the implementation of our profit improvement plan will provide our shareholders with greater value than AlliedSignal's bargain basement offer."

Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.

                                   # # #

                                  - more -


AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations) and Mary Rakoczy (Manager, Shareholder Services). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the AlliedSignal Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning CSFB. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In the normal course of its business, CSFB regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB and its associates having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of August 19, 1998, CSFB had a net long position of 124,466 shares of AMP common stock.